Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information combines the individual historical unaudited results of ReTo Eco-Solutions, Inc. (“ReTo”, “our” or “the Company”) and Seven Arrows Supply Chain Limited (“Seven Arrows”) adjusted to give effect to the February 27, 2026 merger of Seven Arrows. The unaudited pro forma combined statements of income for the year ended December 31, 2025 gives effect to the merger as if it had occurred on January 1, 2025 and the unaudited pro forma combined balance sheet as of December 31, 2025 gives effect to the merger as if it had occurred on that day.

The transaction accounting adjustments for the acquisition consist of necessary adjustments to account for the merger. The aggregate consideration paid by the Company in connection with the merger was 2,167,500 (adjusted for the 4-for-1 share combination effective May 18, 2026) shares of Class A shares of the Company, which on February 27, 2026 were valued at $$7,803,000. The assumptions and estimates for the preliminary adjustments to the unaudited pro forma combined financial information, are described in the accompanying notes, which should be read together with the unaudited pro forma combined financial information.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma combined financial information does not purport to represent what our consolidated results of operation or consolidated financial condition would have been had the merger actually occurred on the dates indicated and does not intend to project the future consolidated results of operation or consolidated financial condition.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2025

	Historical		Transaction
		Seven	Accounting		Pro Forma
	ReTo	Arrows	Adjustments	Notes	Combined
ASSETS
Current Assets:
Cash	$250,008	$14,092	$-		$264,100
Restricted cash	5,979	-	-		5,979
Accounts receivable, net	332,975	10,452	-		343,427
Advances to suppliers, net	491,182	-	-		491,182
Prepayments and other current assets	141,957	45,888	-		187,845
Inventories	77,912	25,232	-		103,144
Due from third parties	19,565	-	-		19,565
Due from related parties	-	155,068	-		155,068
Total Current Assets	1,319,578	250,732	-		1,570,310

Non-current Assets:
Property, plant and equipment, net	52,269	40,334	-		92,603
Intangible assets, net	7,278,031	-	6,100,000	4b	13,378,031
Prepayment for construction of properties	14,362,145	-	-		14,362,145
Right-of-use assets	247,573	110,374	-		357,947
Deposits for business acquisitions	8,579,886	-	-		8,579,886
Goodwill	-	-	7,090,563	4b	7,090,563
Total Non-current Assets	30,519,904	150,708	13,190,563		43,861,175

Total Assets	$31,839,482	$401,440	$13,190,563		$45,431,485

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Convertible debt	$1,626,548	$-	$-		$1,626,548
Short term bank loans, net	197,337	-	-		197,337
Advances from customers	350,563	-	-		350,563
Accounts payable	137,050	-	-		137,050
Accrued expenses and other liabilities	1,813,032	26,373	-		1,839,405
Loans from third parties	215,928	-	-		215,928
Taxes payable	269,989	1,060	-		271,049
Due to related parties	1,691,845	168,206	-		1,860,051
Lease liability - current	126,319	41,566	-		167,885
Total Current Liabilities	6,428,611	237,205	-		6,665,816

Long-term third party loans – non-current	189,758	-	-		189,758
Long-term accounts payable	400,395	-	-		400,395
Lease liability – non-current	81,452	65,092	-		146,544
Deferred tax liability	-	-	1,525,000	4b	1,525,000
Earnout liability	-	-	6,000,000	4b	6,000,000
Total Liabilities	$7,100,216	$302,297	$7,448,750		$14,851,263

Commitments and Contingencies

Shareholders’ Equity:
Class A shares, no par value, unlimited shares authorized, 2,856,247 shares (including 2,384,250 shares in Escrow Account) issued and outstanding*	-	-	-	4b	-
Class B shares, $0.01 par value, 2,000,000 shares authorized, 1,000,000 shares and nil shares issued and outstanding	10,000	-	-		10,000
Ordinary shares, $0.01 par value, 50,000 shares authorized, -50,000 shares issued and outstanding	-	500	(500)		-
Subscription receivable	-	(500)	500		-
Additional paid-in capital	104,442,602	417,612	362,688	4a, 4b	105,222,902
Statutory reserve	1,072,895	-	-		1,072,895
Accumulated deficit	(84,153,850)	(321,044)	(780,300)	4a, 4b	(84,934,150)
	-	-	321,044	4b	-
Accumulated other comprehensive loss	(219,340)	2,575	(2,575)	4b	(219,340)
Total Shareholders’ Equity	21,152,307	99,143	(99,143)		21,152,307

Non-controlling interest	3,586,959	-	5,764,706	4b	9,351,665
Total Equity	24,739,266	99,143	5,436,813		30,503,972

Total Liabilities and Shareholders’ Equity	$31,839,482	$401,440	$13,190,563		$45,431,485

*	All share and per-share amounts have been retroactively adjusted to reflect:

A 4-for-1 forward stock split effected on May 18, 2026

All earnout shares shall be deemed to be issued as of December 31, 2025

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2025

	Historical		Transaction
		Seven	Accounting		Pro Forma
	ReTo	Arrows	Adjustments	Notes	Combined

Revenues	$3,370,789	$220,823	$-		$3,591,612
Cost of revenues	2,181,184	193,021	-		2,374,205
Gross Profit	1,189,605	27,802	-		1,217,407

Operating Expenses:
Selling expenses	783,813	74,661	-		858,474
General and administrative expenses	2,916,360	227,522	1,814,433	5a 5b	4,958,315
Provision for credit losses	89,719	-	-		89,719
Impairment of long-lived assets	725,940	-	-		725,940
Impairment of goodwill	7,982,271	-	-		7,982,271
Research and development expenses	361,080	-	-		361,080
Total Operating Expenses	12,859,183	302,183	1,814,433		14,975,799

Loss from Operations	(11,669,578)	(274,381)	(1,814,433)		(13,029,259)

Other Income (Expenses):
Interest expenses	(982,277)	(55)	-		(982,332)
Interest income	516	60	-		576
Other income (expenses), net	37,938	-	-		37,938
Total Other Expenses, net	(943,823)	5	-		(943,818)

Loss Before Income Taxes	(12,613,401)	(274,376)	(1,814,433)		(14,702,210)
Income Taxes Expense	-	-	(258,533)	5c	(258,533)
Net Loss	(12,613,401)	(274,376)	(1,555,900)		(14,443,677)
Less: Net loss attributable to non-controlling interest	(273,485)	(134,444)	-		(407,929)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(12,339,916)	$(139,932)	$(1,555,900)		$(14,035,748)

Comprehensive Loss:
Net Loss	$(12,613,401)	$(274,376)	$(1,009,050)		$(13,896,827)
Other comprehensive loss:	-	-	-
Foreign currency translation adjustment	(81,629)	2,573	-		(79,056)
Comprehensive Loss	(12,695,030)	(271,803)	(1,009,050)		(13,975,883)
Less: Comprehensive loss attributable to non-controlling interest	(220,917)	(133,183)			(354,100)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(12,474,113)	$(138,620)	$(1,009,050)		$(13,621,783)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.	(25.84)	-	-		(4.71)

Weighted average number of shares*
Basic and diluted	477,462	-	2,384,250		2,861,712

*	All share and per-share amounts have been retroactively adjusted to reflect:

a 4-for-1 forward stock split effected on May 18, 2026

All earnout shares shall be deemed to be issued as of January 1, 2025

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Transaction

On February 27, 2026, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo” or “Buyer”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among (i) Buyer, (ii) Seven Arrows Supply Chain Limited, a British Virgin Islands business company (“Seven Arrows” or the “Company”), and (iii) Rei Shiba (“Seller”).

Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein, Seller agreed to sell to ReTo, and ReTo agreed to buy, an aggregate of 25,500 ordinary shares, par value $0.01 per share (the “Company Shares”), of Seven Arrows, representing fifty-one percent (51%) of the issued and outstanding equity interests of Seven Arrows (the “Purchased Shares”) in exchange for newly issued Class A shares, no par value (“Buyer Class A Shares”) of ReTo, as further described below (the “Share Exchange” together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”).

The Share Exchange closed (the “Closing”) on February 27, 2026 (the “Closing Date”).

In full payment for the Purchased Shares, ReTo issued 2,167,500 Buyer Class A Shares (the “Exchange Shares”), at a price $4.00 per share, with an aggregate value of Eight Million Six Hundred and Seventy Thousand U.S. Dollars $8,670,000 (the “Share Consideration”). Following the Closing, 2,753,301 Buyer Class A Shares were issued and outstanding.

Escrow Shares

At the Closing, all of the Share Consideration (the “Escrow Earnout Shares”) otherwise issuable to Seller was deposited into a segregated escrow account with VStock Transfer, LLC, as escrow agent, and held in escrow in accordance with an escrow agreement entered into in connection with the Transactions. The Escrow Earnout Shares will be held in the escrow account and shall vest or be subject to forfeiture during the thirty-six (36) month period following the Closing, as described below. The Escrow Earnout Shares shall also serve as the source of payment for any post-Closing indemnification claims (other than claims arising from fraud, criminal activity or willful misconduct in connection with the Transactions); provided, however, that Seller may elect to pay such indemnification claims by cash in lieu of forfeiture of Buyer Class A Shares held by Seller. Seller will not have the right to vote the Escrow Earnout Shares while they are held in escrow nor shall Seller have the right to create any liens or other restrictions with respect to such Escrow Earnout Shares while such Escrow Earnout Shares are in escrow.

Earnout

Seller will have a contingent right to receive the Escrow Earnout Shares after the Closing based on the net income and the Contributed Profits of Seven Arrows’s operating company (the “Operating Company”) during the three (3) fiscal years ending December 31, 2026, 2027 and 2028 (the “Earnout Period”). “Contributed Profits” means with respect to the Operating Company for any fiscal year, the amount equal to fifty one percent (51%) of net income, if any, of the Operating Company determined in accordance with GAAP in an applicable year; provided, however, if after the Closing and during the Earnout Period, the Company or its subsidiaries acquire another business or material assets, then the Contributed Profits shall be computed without taking into consideration (i) the revenues of or generated by such acquired business or material assets or (ii) any impact such acquired business or material assets would have on the net income of the Operating Company. Contributed Profits also excludes (x) any extraordinary gains (such as from the sale of real property, investments, securities or fixed assets) or any other extraordinary income and (y) any revenues that are non-recurring and earned outside of the ordinary course.

Seller shall be entitled to receive the Escrow Earnout Shares as follows:

●	If (A) the Operating Company’s net income for the fiscal year ending December 31, 2026 (the “2026 Net Income”) is equal to or greater than Five Hundred Ten Thousand U.S. Dollars ($510,000) (the “2026 Net Income Target”) and (B) Buyer receives fifty one percent (51%) of the 2026 Net Income (the “2026 Contributed Profits”) in cash pursuant to the Management Services Agreement (as defined below), then Seller shall be entitled to receive ten percent (10%) of the Escrow Earnout Shares (the “2026 Escrow Earnout Shares”); provided, however, that the number of 2026 Escrow Earnout Shares that vest and become payable to Seller shall be subject to the adjustments and reduced by the number of shares forfeited by Seller as payment due in respect of its indemnification obligations as described below.

●	In the event that the Company achieves at least 70% but less than 100% of the 2026 Net Income Target and Buyer receives 100% of the 2026 Contributed Profits, then (A) a number of 2026 Escrow Earnout Shares equal to the product of (I) the number of 2026 Escrow Earnout Shares and (II) the quotient obtained by dividing 2026 Net Income by the 2026 Net Income Target, shall immediately vest and become payable to Seller and (B) Seller shall forfeit and shall no longer be eligible to receive the remaining 2026 Escrow Earnout Shares (but shall still be eligible to receive 2027 Escrow Earnout Shares and 2028 Escrow Earnout Shares).'

●	In the event that the (A) Company fails to achieve 70% of 2026 Net Income Target or (B) Buyer fails to receive 100% of the 2026 Contributed Profits, Seller shall forfeit and shall no longer be eligible to receive from the escrow account an aggregate number of Escrow Earnout Shares equal to one hundred percent (100%) of the 2026 Escrow Earnout Shares.

●	If (A) Operating Company’s net income for the fiscal year ending December 31, 2027 (the “2027 Net Income”) is equal to or greater than One Million Seven Hundred Eighty Five Thousand U.S. Dollars ($1,785,000) (the “2027 Net Income Target”) and (B) Buyer receives fifty one percent (51%) of the 2027 Net Income (the “2027 Contributed Profits”) in cash pursuant to the Management Services Agreement, then Seller shall be entitled to receive thirty five percent (35%) of the Escrow Earnout Shares (the “2027 Escrow Earnout Shares”); provided, however, that the number of 2027 Escrow Earnout Shares that vest and become payable to Seller shall be subject to the adjustments and reduced by the number of shares forfeited by Seller as payment due in respect of its indemnification obligations as described below.

●	In the event that the Company achieves at least 70% but less than 100% of the 2027 Net Income Target and Buyer receives 100% of the 2027 Contributed Profits, then (A) a number of 2027 Escrow Earnout Shares equal to the product of (I) the number of 2027 Escrow Earnout Shares and (II) the quotient obtained by dividing 2027 Net Income by the 2027 Net Income Target, shall immediately become payable to Seller and (B) Seller shall forfeit and shall no longer be eligible to receive the remaining 2027 Escrow Earnout Shares (but shall still be eligible to receive 2028 Escrow Earnout Shares).

●	In the event that (A) the Company fails to achieve 70% of 2027 Net Income Target or (B) Buyer fails to receive 100% of the 2027 Contributed Profits, Seller shall forfeit and shall no longer be eligible to receive from the escrow account an aggregate number of Escrow Earnout Shares equal to one hundred percent (100%) of the 2027 Escrow Earnout Shares.

●	If (A) the Operating Company’s net income for the fiscal year ending December 31, 2028 (the “2028 Net Income”) is equal to or greater than Two Million Eight Hundred Five Thousand U.S. Dollars ($2,805,000) (the “2028 Net Income Target”) and (B) Buyer receives fifty one percent (51%) of the 2028 Net Income (the “2028 Contributed Profits”) in cash pursuant to the Management Services Agreement, then Seller shall be entitled to receive fifty five percent (55%) of the Escrow Earnout Shares (the “2028 Escrow Earnout Shares”); provided, however, that the number of 2028 Escrow Earnout Shares that vest and become payable to Seller shall be subject to the adjustments and reduced by the number of shares forfeited by Seller as payment due in respect of its indemnification obligations as described below.

●	In the event that the Company achieves at least 70% but less than 100% of the 2028 Net Income Target and Buyer receives 100% of the 2028 Contributed Profits, then (A) a number of 2028 Escrow Earnout Shares equal to the product of (I) the number of 2028 Escrow Earnout Shares and (II) the quotient obtained by dividing 2028 Net Income by the 2028 Net Income Target, shall immediately become vested and payable to Seller and (B) Seller shall forfeit and shall no longer be eligible to receive the remaining 2028 Escrow Earnout Shares.

●	In the event that (A) the Company fails to achieve 70% of 2028 Net Income Target or (B) Buyer fails to receive 100% of the 2028 Contributed Profits, Seller shall forfeit and shall no longer be eligible to receive from the escrow account an aggregate number of Escrow Earnout Shares equal to one hundred percent (100%) of the 2028 Escrow Earnout Shares.

If the Company’s Net Income in any applicable fiscal year exceeds one hundred percent (100%) of the Net Income Target in such fiscal year (the “Excess Profits”), Buyer shall issue to Seller a number of Buyer Class A Shares equal to the product of the Excess Profits divided by $1.00 (such shares, the “Additional Earnout Shares”); provided, however, that the number of Additional Earnout Shares in each applicable year shall not be greater than one hundred percent (100%) of the maximum amount of Escrow Earnout Shares in such year.

The number of Escrow Earnout Shares shall be appropriately adjusted to reflect any reclassification, recapitalization, share split (including a share consolidation), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares with respect to the Buyer Class A Shares subsequent to the Closing Date.

Note 2. Basis of Presentation

The unaudited pro forma combined balance sheet as of December 31, 2025 and the unaudited pro forma combined statement of incomes for the year ended December 31, 2025 are based on the historical financial statements of ReTo and the combined financial statements of Seven Arrows. The unaudited pro forma combined balance sheet was prepared using the ReTo condensed consolidated balance sheet, the Seven Arrows combined balance sheet and gives effect to the transaction as if it had occurred on December 31, 2025. The unaudited pro forma combined statements of income were prepared using the ReTo condensed consolidated statements of income, the Seven Arrows combined statement of income and gives effect to the transaction as if it had occurred on January 1, 2025.

The unaudited pro forma combined financial statements were accounted for using the acquisition method in accordance with business combination accounting guidance as provided by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the Company allocates the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. Goodwill is recognized to the extent that the purchase consideration exceeds the assets acquired and liabilities assumed. The Company uses its best estimate to determine the fair value of the assets acquired and liabilities assumed. During the measurement period, which can be up to one year after the acquisition date, the Company can make adjustments to the fair value of the assets acquired and liabilities assumed, with the offset being an adjustment to goodwill.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma combined financial statements were based on Transaction Accounting Adjustments and do not reflect any operating efficiencies, synergies or cost savings that the Company may achieve, or any additional operating expenses that may be incurred with respect to the combined company.

The unaudited pro forma combined financial statements should be read in conjunction with: ReTo’s audited financial statements included in its Annual Report on Form 20-F for the annual period ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on May 1, 2026 (“ReTo 20-F”).

Note 3. Estimated Merger Consideration and Preliminary Purchase Price Allocation

The transaction was accounted for as a business combination in accordance with ASC 805, and as such, assets acquired, liabilities assumed, and consideration transferred were recorded at their estimated fair values on the acquisition date. The fair value of the assets and liabilities in the unaudited pro forma combined financial statements are based upon a preliminary assessment of fair value and may change as valuations for certain tangible assets and intangible assets are finalized and the associated income tax impacts are determined. The Company expects to finalize the purchase price allocation as soon as practicable, but no longer than one year from the acquisition date.

The following table summarizes the preliminary allocation of the consideration paid for Seven Arrows to the preliminary estimated fair value of the assets acquired and liabilities assumed at the acquisition date, with the excess recorded to goodwill.

Share Consideration (a)	$6,000,000
51%
100% of equity value	11,764,706

Assets acquired:
Cash	$76,306
Account receivable	20,546
Prepaid expenses and other current assets	66,137
Inventories	23,828
Property, plant and equipment, net	40,461
Intangible assets(b)	6,100,000
Right of use assets	105,597
Goodwill(c)	7,160,546
Total assets acquired	13,593,421

Liabilities assumed:
Accounts payable	321
Advances from customers	4,798
Accrued expenses and other liabilities	$23,284
Loan from third party	176,563
Lease liability	98,019
Taxes payable	730
Deferred tax liabilities(d)	1,525,000
Total liabilities assumed	1,828,715
Estimated fair value of net assets acquired	$11,764,706

(a)	Total of 2,167,500 (adjusted for the 4-for-1 share combination effective May18, 2026) shares were held in the Escrow Account and was valued at $6,000,000. The significant assumptions which the Company used in the model are listed below:

February 27, 2026
Share price	$3.6
Time-Step simulation	0.42-1
Risk-free interest rate	3.39-3.52%
Calculation period	0.84-2.84
Volatility	14%

(b)	Intangible assets acquired includes trademark and customer relationship with an estimated fair value of $6,100,000.

(c)	The above purchase price allocation does not give effect to certain pro forma adjustments that were included in the unaudited pro forma condensed combined financial statements that would ultimately impact the purchase price allocation. For any proforma adjustments that were not captured within the closing balance sheet at the time the purchase price allocation was performed, an adjustment was made to goodwill.

(d)	To recognize $1,525,000 deferred tax liabilities associated with the additional fair value identified on intangible.

The preliminary purchase price allocation above, which is as of the acquisition date of February 27, 2026, has been used to prepare the transaction accounting adjustments in the unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income.

Note 4. Notes to Unaudited Pro Forma Combined Balance Sheet

The following is a description of the preliminary transaction accounting adjustments reflected in the unaudited pro forma combined balance sheet.

a.	Represents estimated acquisition transaction costs of the issuance of 216,750 Class A ordinary shares in consideration for the Consultant’s advisory services rendered related to the transactions approximately $780,300 that were incurred on February 27, 2026;

b.	Represents recapitalization of Seven Arrows through the contribution of the share capital in ReTo to Seven Arrow; the issuance of 2,167,500 Class A ordinary shares in Escrow Account; and the elimination of the historical accumulated deficit of Seven Arrow. Additionally, the Goodwill adjustment reflects the purchase price paid in excess of the preliminary estimated fair value of assets acquired and liabilities assumed. See Note 3 for further details on the purchase price allocation and goodwill.

Note 5. Notes to Unaudited Pro Forma Combined Statement of Income

The following is a description of preliminary transaction accounting adjustments reflected in the unaudited pro forma combined statement of income.

a.	Represents estimated non-recurring transaction costs of approximately $780,300 that were incurred by ReTo subsequent to December 31, 2025.

b.	To recognize the related $1,034,133 amortization expense for additional fair value identified on Intangible assets -Trademark with a ten-year useful life and Intangible assets -Customer Relationships with a five-year useful life. for the year ended December 31, 2025.

c.	To recognized the related deferred tax recovery of $258,533 associated with amortization expense for additional fair value identified on Intangible assets for the year ended December 31, 2025.